Itaúsa and Itaú Holding are again selected to be components of the Dow Jones Sustainability World Index 2008/2009 (DJSI).

Itaúsa – Investimentos Itaú S.A. and Banco Itaú Holding Financeira S.A. are pleased to announce that they have been selected as components of the Dow Jones Sustainability World Index (DJSI) portfolio, 2008/2009 version, together with a further 318 companies from throughout the world. Itaú remains the only Latin American bank to participate in the index since it was created in 1999. Itaúsa has been present in the index on five occasions, this year being classified as leader in sustainability in the “Financial Services” sector for the second consecutive time.

DJSI is constituted by shares of companies of recognized corporate sustainability, that is, companies that are able to create value for their shareholders in the long-term, taking advantage of business opportunities and managing risks associated with economic, environmental, and social factors. In other words, the index takes into consideration not only financial performance but particularly the quality of company management that must integrate economic value with transparency, corporate governance, and social and environmental responsibility as a form of long-term sustainability.

Since its implementation in January 1999, DJSI has become a significant reference for fund management institutions. Such institutions are based on their performance to take decisions on investments, and offer diversified products to their clients on the basis of shares of companies participating in DJSI committed to sustainable economic, social, environmental, and cultural development. Currently, 70 fund managers from 16 different countries are licensed to use DJSI portfolio.

The new DJSI composition includes 320 companies in 26 countries, of which only 8 are Brazilian. The index is reviewed annually based on questionnaires sent out to companies, as well as public information provided in annual reports and investor relations’ websites. The survey comprised the top 2,500 companies by market capitalization of Dow Jones Global Index, representing 57 economic sectors. In each sector, only 10% of the companies best classified in sustainability ranking are selected to join the index, based on analysis of some 30 items related to economic, social and environmental, performance of such companies. The entire survey and selection process is audited by PricewaterhouseCoopers.

In this new edition of the index, Itaú Holding obtained the highest score in the following items: Anti Crime Policy/Measures, Human Capital Development, and Talent Attraction & Retention. Itaúsa recorded the highest scores for the sector in which it operates in the Economic Dimension (Brand Management, CRM-Customer Relationship Management) and in the Social Dimension (Standards for Suppliers).

Participation in the Dow Jones Index reflects the long-term commitment of Itaúsa and Itaú Holding to such values as ethical business behavior, transparency, compliance with the law, corporate governance, and social, cultural and environmental responsibility. We believe that this commitment is a critical factor for maintaining sustainable growth and creation of shareholder value over the coming years.

São Paulo, September 9, 2008.

ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL
Investor Relations Officer	Investor Relations Officer
Itaúsa – Investimentos Itaú S.A.	Banco Itaú Holding Financeira S.A.